Exhibit 17.1

Resignation Notice from Kaiyo Nedd

To: RenovaCare, Inc. Board of Directors

From: Kaiyo Nedd

Date: March 23rd, 2022

Dear Harmel,

I hereby tender my resignation as a member of the Board of Directors of RenovaCare, Inc. and as its President and Chief Executive Officer, effective March 24th, 2022.

Please note that this was not due to any disagreements between me and the Company on any matter relating to the Company’s operations, policies, or practices.

I think very highly of the company and have appreciated the opportunity to work with this talented team. I believe these technologies are destined to provide meaningful help for patients in the future. I wish you and the entire company well.

Sincerely,

/s/ Kaiyo Nedd

Kaiyo Nedd